Exhibit 12.1

HIGHWOODS PROPERTIES, INC.
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

Nine Months Ended September 30, 2013
Earnings:
Income from continuing operations before equity in earnings/(losses) of unconsolidated affiliates	$47,229
Fixed charges	74,663
Capitalized interest	(1,940)
Distributions of earnings from unconsolidated affiliates	3,129
Total earnings	$123,081

Fixed charges and Preferred Stock dividends:
Contractual interest expense	$67,879
Amortization of deferred financing costs	2,860
Financing obligations interest expense	87
Capitalized interest	1,940
Interest component of rental expense	1,897
Total fixed charges	74,663
Preferred Stock dividends	1,881
Total fixed charges and Preferred Stock dividends	$76,544

Ratio of earnings to fixed charges	1.65
Ratio of earnings to combined fixed charges and Preferred Stock dividends	1.61